SINA Corporation

37F, Jin Mao Tower

88 Century Boulevard, Pudong

Shanghai 200121, China

September 2, 2016

VIA EDGAR

Ms. Kathleen Collins, Accounting Branch Chief

Mr. David Edgar, Staff Accountant

Ms. Jan Woo, Legal Branch Chief

Mr. Ed Kim, Staff Attorney

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	SINA Corporation (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2015 (the “2015 Form 20-F”) Filed on April 28, 2016 (File No. 001-37361)
Form 6-K filed on August 9, 2016 (the “Form 6-K”)

Dear Ms. Collins, Mr. Edgar, Ms. Woo and Mr. Kim:

This letter sets forth the Company’s responses to the comments contained in the letter dated August 19, 2016 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the 2015 Form 20-F and the Form 6-K as well as the Staff’s letter dated July 25, 2016 (the “Prior Comments”) and the Company’s response to the Prior Comments submitted on August 5, 2016 (the “Prior Response”).  The Staff’s comments are repeated below and are followed by the Company’s responses thereto.  All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2015 Form 20-F or the Form 6-K, as the case may be.

Form 20-F for the Fiscal Year Ended December 31, 2015

Item 5. Operating and Financial Review and Prospects

Results of Operations

Net Revenues, page 85

1.                                      We note your response to prior comment 1 where you indicate that you will “consider disclosing the general trend of mobile advertising revenues in future annual reports on Form 20-F if such trend is known to the Company.” Based on the information provided in your response it appears that certain trend information is currently available. Therefore, please clarify whether you intend to discuss the increasing trend in mobile revenues and the decreasing trend in PC revenues in your next Form 20-F. In addition, tell us how the gross margins for mobile advertising arrangements compares to PC advertising arrangements and what consideration was given to discussing any significant difference in such margins.

The Company respectfully advises the Staff that the trend concerning the percentage of total revenues generated from mobile has yet to be known with reasonable certainty for the following reasons. First, based on the Company’s observation, the growth in mobile revenues as a percentage of the Company’s total advertising revenues has slowed down in the recent months. The “trend” that might have been seen in the past few quarters may not necessarily continue. It is possible that the percentage of revenues generated from PC and mobile may enter into a relatively stable phase, and going forward revenue breakdown between PC and mobile may fluctuate within a narrower range. Second, the rapidly evolving industry is another factor that makes it difficult for the Company to ascertain the future trend with reasonable certainty.  Despite the foregoing, in response to the Staff’s comment, the Company respectfully advises the Staff that it intends to disclose the trend of increasing revenues from mobile as a percentage of total revenues along with prior period comparative figures if such trend lasts through the filing of the Company’s next Form 20-F and is expected to continue.

Regarding the Staff’s comment on the gross margins from mobile advertising arrangements compared to PC advertising arrangements, the Company respectfully advises the Staff that the Company can only track revenues from PC and mobile devices, but not cost of revenues. The Company’s cost of revenues for advertising business includes fees paid to third parties for internet connection, content and services, labor-related expenses and equipment depreciation associated with the website production. Most of these items, especially expenses associated with internet connection, contents and equipment depreciation, apply to the Company’s provision of contents on the SINA portal or Weibo, regardless whether such content is displayed on PC or mobile terminals. Therefore, without being able to separate the cost of revenues for PC and mobile advertising businesses, the Company is unable to track the respective gross margins for PC and mobile businesses.

2.                                      Please describe for us how you separately track monetization for mobile and tell us what relevant disclosures you intend to include in future Form 20-F filings. In this regard, we note your discussion of growth in mobile MAUs for Weibo in your Q2 earnings call as well as your reference to “rapid growth in mobile traffic” related to the Portal business.

The Company respectfully advises the Staff that it started to keep separate tracks of revenues generated from PC and mobile devices in 2015. The Company manages its advertising inventory for PC platforms, including PC portal website (SINA.com) and PC Weibo website, and mobile platforms, including mobile portal website (SINA.cn), mobile Weibo website and mobile apps (SINA News, SINA Finance, SINA Sports and Weibo), separately. Revenues generated from advertisements displayed on mobile devices are accounted for as mobile advertising revenues.

In response to the Staff’s comments, the Company respectfully advises the Staff that it will disclose the percentage of revenues generated from mobile devices along with prior period comparative figures in its future Form 20-F filings.

Notes to Consolidated Financial Statements

Note 17. Financial Instruments

Non-recurring, page F-52

3.                                      We note your proposed revised disclosures in response to prior comment 3. Please confirm that you will further revise your disclosures to include quantitative information about the unobservable inputs used in the fair value measurements pursuant to ASC 810- 20-50-2(bbb).

In response to the Staff’s comment, the Company confirmed it will further include quantitative information about the unobservable inputs used in the fair value measurements shown as the underline section in its future filings on Form 20-F:

“The Company measures certain financial assets, including the investments under cost method and equity method at fair value on a non-recurring basis only if an impairment charge were to be recognized. The fair values of the Company’s privately held investments as disclosed are determined based on the discounted cash flow model using the discount curve of market interest rates. The fair values of the Company’s equity investments in the equity securities of publicly listed companies are measured using quoted market prices.

As of December 31, 2014 and 2015, certain privately held investments under cost method and equity method were measured using significant unobservable inputs (Level 3) and written down from their respective carrying value to a fair value of nil, with impairment charges incurred and recorded in earnings for the year then ended. The impairment charges related to these investments were $6.1 million, $15.3 million and $6.6 million for the years ended December 31, 2013, 2014 and 2015, respectively (see Note 4 for further information).  The fair value of the privately held investments is valued based on the discounted cash flow model with unobservable inputs including the discount curve of market interest rates, which is ranged from 22% to 33%.”

Form 6-K filed August 9, 2016

Exhibit 99.1

Unaudited Reconciliation of Non-GAAP to GAAP Results

4.                                      We note your response to prior comment 4. Please explain why you only include a tax provision for amortization of intangible assets. Tell us how your non-GAAP income tax expense is commensurate with your non-GAAP measure of profitability. Also, please revise your future filings to clearly explain your tax adjustment. Refer to Question 102.11 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

The Company respectfully advises that the following items were adjusted to reach non-GAAP net income attributable to SINA (shown in the same sequence as in the reconciliation table):

(a)         deferred revenues related to the license agreements granted to E-House;

(b)         stock-based compensation;

(c)          amortization of intangible assets;

(d)         impact to tax provision from above item (c);

(e)          share of equity method investments;

(f)           gain/loss on sale of investment/business, and impairment on investment;

(g)          income/loss attributable to non-controlling interests; and

(h)         amortization of convertible debt issuance cost.

The Company used the effective tax method to calculate the both GAAP and non-GAAP income tax provision for China operation in interim periods. When estimating the effective tax rate for China operation, items such as investment impairment were excluded because of its unpredictability. The Company separately recognizes the income tax impact for those non-recurring items as noted below. For overseas operations (U.S., Hong Kong and Taiwan), the Company has incurred net accumulated operating losses for income tax purposes. The Company believes that it is more likely than not that these net accumulated operating losses will not be utilized in the future. Therefore, the Company has provided full valuation allowance for the deferred tax assets arising from the losses at these overseas locations and no income tax expense (benefit) was recognized for any of three jurisdictions for the period presented.

For items (a), (b), (e), (h), and the “gain/loss on sale of investment/business” part in item (f), they were recorded in entities in tax free jurisdictions, such as the Cayman Islands, and therefore these items had no impact to tax provision. For the “impairment on investment” part in item (f), income tax effects were separately recognized outside the effective tax rate method. Full valuation allowance was provided for the deferred tax asset arising from the investment impairment as the Company does not expect it can be realized in the foreseeable future. Item (g) is presented below the income tax line in the statement of operations. Therefore, the Company only includes the tax provision for item (c) as the Staff noted. As explained above, the Company has considered income tax implications for all non-GAAP adjustments, and the non-GAAP income tax expense is commensurate with our non-GAAP measure of profitability.

In response to the Staff’s comment, the Company will clarify the above by moving the adjustment to tax provision after all other non-GAAP adjustments, and revising the description as “To adjust the provision for income tax related to item (c). Other non-GAAP to GAAP reconciling items have no income tax effect” in the future filing.

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The Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings with the Commission;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding this submission, please contact the Company’s U.S. counsel, Z. Julie Gao of Skadden, Arps, Slate, Meagher & Flom LLP, at (852) 3740-4863.

Very truly yours,

/s/ Bonnie Yi Zhang
Bonnie Yi Zhang
Chief Financial Officer

cc:        Charles Chao, Chairman of the Board and Chief Executive Officer, SINA Corporation

Z. Julie Gao, Esq., Skadden, Arps, Slate, Meagher & Flom LLP

Will H. Cai, Esq., Skadden, Arps, Slate, Meagher & Flom LLP